Exhibit j(2)

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Post-Effective Amendment No. 71 to the Registration Statement No. 811-3221 on Form N-1A of Fidelity Charles Street Trust, of our report dated November 3, 2000 appearing in the Annual Report to Shareholders of Spartan Investment Grade Bond Fund for the year ended September 30, 2000 and of our reports each dated November 7, 2000 appearing in the Annual Reports to Shareholders of Fidelity Asset Manager, Fidelity Asset Manager: Aggressive, Fidelity Asset Manager: Growth, and Fidelity Asset Manager: Income for the year ended September 30, 2000.

We also consent to the references to us under the headings "Financial Highlights" in the Prospectuses and "Auditor" in the Statement of Additional Information, which are a part of such Registration Statement.

____________________________	/s/Deloitte & Touche LLP
Deloitte & Touche LLP
Boston, Massachusetts
November 20, 2000